Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 30-Jan-07
Number	3658Q

RNS Number:3658Q
Tesco PLC
30 January 2007

ORDINARY SHARES - PURCHASE BY DIRECTOR

30th January 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

Tesco PLC ('the Company') was notified today that the following Director purchased Ordinary Shares of 5p each in the Company yesterday and today at a price of 410.00p.

Director	No of Shares	Date of purchase
Dr Harald Einsmann	37,000	29th January 2007
Dr Harald Einsmann	11,170	30th January 2007

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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